UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Recompose, PBC

Legal status of Issuer:

Form:

Public Benefit Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

May 10, 2017

Physical Address of Issuer:

4 South Idaho, Suite 101, Seattle, Washington 98134

Website of Issuer:

http://www.recompose.life

Current Number of Employees:

17

Reason for Termination of Reports:

The Issuer is eligible to terminate its ongoing reporting obligations under Rule 202(b)(2) of Regulation Crowdfunding. The Issuer has filed all annual reports required under Rule 202, has assets not exceeding $10,000,000 as of the most recent fiscal year-end, and has no more than 300 direct investors.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Recompose, PBC

_____
(Issuer)

By:

_____
(Signature)

Katrina Spade
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Katrina Spade
_____
(Name)

CEO
_____
(Title)

10 / 01 / 2025
_____
(Date)

Leslie E Christian
_____
(Signature)

Leslie Christian
_____
(Name)

Board Member
_____
(Title)

10 / 01 / 2025
_____
(Date)

Karyn Barsa

_____
(Signature)

Karyn Barsa
_____
 (Name)

Director
_____
(Title)

10 / 01 / 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.